Exhibit 99.1

JA Solar Holdings Co., Ltd. Announces Shareholders’ Approval of Merger Agreement

BEIJING, China, March 12, 2018  —  JA Solar Holdings Co., Ltd. (Nasdaq: JASO) (“JA Solar” or the “Company”), one of the world’s largest manufacturers of high-performance solar power products, today announced an extraordinary general meeting of shareholders held today, the Company’s shareholders voted in favor of the proposal to authorize and approve the previously announced agreement and plan of merger (the “Merger Agreement”), dated as of November 17, 2017 (the “Merger Agreement”), among the Company, JASO Holdings Limited (the “Holdco”), JASO Parent Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Parent”), and JASO Acquisition Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (the “Merger Sub”, together with Holdco and Parent, the “Parent Parties” ), pursuant to which the Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving company and becoming a wholly owned subsidiary of the Parent.

Approximately 56.5% of the Company’s total outstanding ordinary shares presented in person or by proxy at today’s extraordinary general meeting. The Merger, the Plan of Merger, and the transactions contemplated thereby, including the Merger, were approved by over 90% of the ordinary shares voted at the extraordinary general meeting.

Prior to the extraordinary general meeting held today, the Company has received written notices of objection validly served by certain shareholders according to Section 238(2) of the Cayman Islands Companies Law. These shareholders together hold more than 10% of the Company’s total outstanding ordinary shares. Pursuant to Section 7.02(d) and Section 8.02(d) of the Merger Agreement, if at the time when the shareholders’ approval is obtained, the holders of more than 10% of ordinary shares have validly served notices of objection, and within 10 business days the Parent Parties have not granted an irrevocable waiver of this condition, either the Company or the Parent Parties may terminate the Merger Agreement. The Company intends to update its shareholders if and when it receives from the Parent Parties their decision with respect to their granting of the waiver in due course.

About JA Solar Holdings Co., Ltd.

JA Solar Holdings Co., Ltd. is a leading manufacturer of high-performance solar power products that convert sunlight into electricity for residential, commercial, and utility-scale power generation. The Company is one of the world’s largest producers of solar power products. Its standard and high-efficiency product offerings are among the most powerful and cost-effective in the industry. The Company distributes products under its own brand and also produces on behalf of its clients. The Company shipped 5.2 GW of solar power products in 2016. JA Solar is headquartered in Beijing, China, and maintains production facilities in Shanghai, Hebei, Jiangsu and Anhui provinces in China, as well as Penang, Malaysia and Bac Giang, Vietnam.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, which may include but are not limited to, the Company’s ability to raise additional capital to finance its activities; the effectiveness, profitability and marketability of its products; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the SEC. Forward-looking statements can be identified by terminology such as “if,” “will,” “expected” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. You should not rely upon these forward-looking statements as predictions of future events. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please visit www.jasolar.com.

CONTACT:

The Blueshirt Group

Ralph Fong

Phone: +1 (415) 489-2195

Email: ralph@blueshirtgroup.com